UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 13)*

Rollins, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

775711 10 4

(CUSIP Number)

W. Keith Wilkes, Jr.

c/o RFA Management Company, LLC

1908 Cliff Valley Way N.E.

Atlanta, GA 30329

with a copy to:

Eric Orsic

McDermott Will & Emery LLP

444 West Lake Street, Suite 4000

Chicago, IL 60606

(312) 372-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 5,675,142
8	Shared Voting Power 242,808,153(1)
9	Sole Dispositive Power 5,675,142
10	Shared Dispositive Power 242,808,153(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 248,483,295(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 50.5 percent(1)
14	Type of Reporting Person IN

(1)	Includes the following shares of Common Stock: (a) 8,457,553 shares held in a charitable trust of which he is a co-trustee and as to which he shares voting and investment power; (b) 216,841,263 shares held by LOR, Inc., a Georgia corporation (Gary W. Rollins is an officer and director of LOR, Inc., and has a 50% voting interest in it.); (c) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); (d) 8,731,599 shares held by Rollins Holding Company, Inc., a Georgia corporation (Gary W. Rollins is an officer and director of Rollins Holding Company, Inc., and has a 50% voting interest in it.); (e) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC); (f) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (g) 166,598 shares held by 1997 RRR Grandchildren’s Partnership, a Georgia general partnership, the partners of which are multiple trusts benefiting the grandchildren and more remote descendants of his deceased brother, R. Randall Rollins (Gary W. Rollins is a trustee of each such trust); (h) 959,538 shares held by seven trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his deceased brother, R. Randall Rollins; and (i) 701,034 shares held by the R. Randall Rollins 2012 Trust. (The trustee of each of the Rollins Family Trusts and the R. Randall Rollins 2012 Trust is a corporation over which Gary W. Rollins has the ability to assert control within sixty days.) Also includes 24,759 shares held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 775711 10 4	Page 3 of 19

1	Name of Reporting Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 2,235,811
8	Shared Voting Power 0
9	Sole Dispositive Power 2,235,811
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,235,811
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.5 percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 4 of 19

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 216,841,263
8	Shared Voting Power 6,925,809(1)
9	Sole Dispositive Power 216,841,263
10	Shared Dispositive Power 6,925,809(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 223,767,072(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 45.4 percent(1)
14	Type of Reporting Person CO

(1)	Includes the following shares of Common Stock: (a) 2,235,811 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (b) 744,963 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); and (c) 3,945,035 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 775711 10 4	Page 5 of 19

1	Name of Reporting Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 0
9	Sole Dispositive Power 0
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 Percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 6 of 19

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 744,963
8	Shared Voting Power 0
9	Sole Dispositive Power 744,963
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 744,963
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.2 Percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 7 of 19

1	Name of Reporting Person Rollins Holding Company, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 8,731,599
8	Shared Voting Power 0
9	Sole Dispositive Power 8,731,599
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,731,599
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.8 percent
14	Type of Reporting Person CO

CUSIP No. 775711 10 4	Page 8 of 19

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 3,945,035
8	Shared Voting Power 0
9	Sole Dispositive Power 3,945,035
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,945,035
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.8 percent
14	Type of Reporting Person OO

CUSIP No. 775711 10 4	Page 9 of 19

1	Name of Reporting Person 1997 RRR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 166,598
8	Shared Voting Power 0
9	Sole Dispositive Power 166,598
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 166,598
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person PN

CUSIP No. 775711 10 4	Page 10 of 19

1	Name of Reporting Person 2007 GWR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 319,782
8	Shared Voting Power 0
9	Sole Dispositive Power 319,782
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 319,782
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.1 percent
14	Type of Reporting Person PN

CUSIP No. 775711 10 4	Page 11 of 19

Item 1.	Security and Issuer

This Amendment No. 13 to Schedule 13D relates to the Common Stock, $1.00 par value (the “Common Stock”), of Rollins, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993 and was amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 2, 2003, Amendment No. 4 filed on October 10, 2003, Amendment No. 5 filed on March 16, 2004, Amendment No. 6 filed on January 28, 2009, Amendment No. 7 filed on January 12, 2010, Amendment No. 8 filed on November 15, 2010, Amendment No. 9 filed on July 2, 2020, Amendment No. 10 filed on August 21, 2020, Amendment No. 11 filed on December 9, 2020, and Amendment No. 12 filed on June 9, 2022 (collectively the “Schedule 13D, as amended”). The Schedule 13D, as amended, is incorporated by reference herein. The principal executive office of the Company is located at:

2170 Piedmont Road, N.E.

Atlanta, Georgia 30324

Item 2.	Identity and Background

1.	(a)	Gary W. Rollins is a reporting person filing this statement.

(b)	His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)	His principal occupation is Chairman and Chief Executive Officer of the Company, engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)	None.

(e)	None.

(f)	United States.

CUSIP No. 775711 10 4	Page 12 of 19

2.	RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d)	None.

(e)	None.

3.	LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

4.	RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

5.	Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

CUSIP No. 775711 10 4	Page 13 of 19

6.	RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

7.	1997 RRR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)	None.

(e)	None.

8.	2007 GWR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)	None.

(e)	None.

9.	(a)	Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	His address is 15 Ellensview Ct., Richmond, VA 23226.

(c)	His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(d)	None.

(e)	None.

(f)	United States.

10.	(a)	Amy R. Kreisler is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	Her principal occupation is Executive Director—The O. Wayne Rollins Foundation and The Ma-Ran Foundation (private charitable entities), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None.

(e)	None.

(f)	United States.

CUSIP No. 775711 10 4	Page 14 of 19

11.	(a)	Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)	His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)	None.

(e)	None.

(f)	United States.

12.	(a)	Pamela R. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	Her principal occupation is as Board member for Young Harris College, and Board member of National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None.

(e)	None.

(f)	United States.

13.	(a)	Timothy C. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)	1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	His principal occupation is Vice President of Rollins Investment Company (management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)	None.

(e)	None.

(f)	United States.

14.	Thirteen family trusts (the “1976 RRR Trusts”) are the general partners of 1997 RRR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Gary W. Rollins is a trustee of the 1976 RRR Trusts and exercises de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)	None.

(e)	None.

CUSIP No. 775711 10 4	Page 15 of 19

15.	Four family trusts (the “1976 GWR Trusts”) are the general partners of 2007 GWR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 GWR Trusts are irrevocable trusts established by Gary W. Rollins for the benefit of his grandchildren and more remote descendants. The principal business address of the 1976 GWR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)	None.

(e)	None.

16.	(a)	Donald P. Carson is a director of LOR, Inc., which is a reporting person filing this statement. He is also a director of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)	His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)	His principal occupation is Managing Director, Ansley Capital Group, LLC, the business address of which is 385 Kimberly Avenue, Asheville, NC 28804.

(d)	None.

(e)	None.

(f)	United States.

Item 3.	Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended, for historical information.

Item 4.	Purpose of Transaction

Subject to applicable securities laws and regulations, market conditions and other factors, the reporting persons may sell a portion of the shares of Common Stock beneficially owned by the reporting persons from time to time in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended, pursuant to registered secondary offerings or transactions exempt from the registration requirements of the Securities Act, in privately negotiated transactions or otherwise, including pursuant to Rule 10b5-1 plans, for liquidity, asset diversification, tax and estate planning and charitable giving purposes. The reporting persons may modify their current plans depending on the reporting persons’ evaluation of various factors, including the Company’s business prospects and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions and other factors deemed relevant by the reporting persons. Furthermore, the reporting persons continue to reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

CUSIP No. 775711 10 4	Page 16 of 19

Item 5.	Interest in Securities of the Issuer

(a)-(b) See the cover pages to this Amendment.

Thomas Claiborne does not beneficially own any shares of Common Stock.

Amy R. Kreisler beneficially owns 6,062,379 shares of Common Stock (1.2%), as to which she shares voting and dispositive power. She has sole voting and dispositive power with respect to 392,695 shares and shared voting and dispositive power with respect to 5,669,684 shares. These shares include 5,461,238 shares of Common Stock held in a charitable trust of which she is a co-trustee and the Executive Director. Also includes 94,053 shares held by the 2002 Amy R. Kreisler Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee. Also includes 64,869 shares of Common Stock held in two family trusts (the “JPR Trusts”) of which she is the sole trustee. Also includes 49,524 shares held by her spouse.

Paul Morton beneficially owns 2,625 shares of Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

Pamela R. Rollins beneficially owns 6,042,973 shares of Common Stock (1.2%). She has sole voting and dispositive power with respect to 487,682 shares, and shared voting and dispositive power with respect to 5,555,291 shares. These shares include 5,461,238 shares of Common Stock held in a charitable trust of which she is a co-trustee. Also includes 94,053 shares held by the 2002 Pamela R. Rollins Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee.

Timothy C. Rollins beneficially owns 6,149,442 shares of Common Stock (1.3%). He has sole voting and dispositive power with respect to 391,384 shares, and shared voting and dispositive power with respect to 5,758,058 shares. These shares include 5,461,238 shares of Common Stock held in a charitable trust of which he is a co-trustee. Also includes 156,946 shares of Common Stock held by his spouse. Also includes 94,053 shares held by the 2002 Timothy C. Rollins Trust, as to which he currently has the power to designate the members of the Investment Committee of the trustee, and 45,821 shares held of record by a minor child under a Uniform Transfers to Minors Act account, over which he possesses voting and dispositive power as custodian of the account.

The 1976 RRR Trusts beneficially own 166,598 shares of Common Stock (0.0%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 166,598 shares. These shares include 166,598 shares of Common Stock held by 1997 RRR Grandchildren’s Partnership.

The 1976 GWR Trusts beneficially own 319,782 shares of Common Stock (0.1%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 319,782 shares. These shares include 319,782 shares of Common Stock held by 2007 GWR Grandchildren’s Partnership.

Donald P. Carson beneficially owns 8,458,895 shares of Common Stock (1.8%). He has sole voting and dispositive power with respect to 1,342 shares, and shared voting and dispositive power with respect to 8,457,553 shares. These shares include 8,457,553 shares of Common Stock held in a charitable trust of which he is a co-trustee.

(c)	Except as set forth below, no transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within the past 60 days. All such transactions were effected in the open market pursuant to Rule 144 under the Securities Act of 1933, as amended, except as set forth below.

●	On June 30, 2022, the charitable trust of which Gary W. Rollins is a co-trustee and as to which he shares voting and investment power transferred 231,560 shares to a charity for no consideration.

●	On August 4, 2022, LOR, Inc. sold 500,000 shares at a weighted average price per share of $37.7263.

●	On August 5, 2022, LOR, Inc. sold 325,842 shares at a weighted average price per share of $37.4902.

●	On August 8, 2022, LOR, Inc. sold 361,760 shares at a weighted average price per share of $37.7932.

●	On August 9, 2022, LOR, Inc. sold 288,825 shares at a weighted average price per share of $37.1676.

●	On August 10, 2022, LOR, Inc. sold 500,000 shares at a weighted average price per share of $37.2855.

●	On August 11, 2022, LOR, Inc. sold 195,890 shares at a weighted average price per share of $36.8815.

CUSIP No. 775711 10 4	Page 17 of 19

●	On August 12, 2022, LOR Investment Company, LLC made an in kind pro-rata distribution of 77,223 shares of Rollins, Inc. common stock to its members for no consideration of which Pamela R. Rollins received 38 shares, LOR, Inc. received 77,033 shares, Amy R. Kreisler received 38 shares, Timothy C. Rollins received 38 shares and two of the Rollins Family Trusts received 38 shares each (76 shares in total).

●	On August 12, 2022, LOR, Inc. sold 329,750 shares at a weighted average price per share of $36.8434.

●	On August 15, 2022, LOR, Inc. sold 248,014 shares at a weighted average price per share of $36.867.

●	On August 16, 2022, Rollins Holding Company, Inc. sold 500,000 shares at a weighted average price per share of $37.4478.

●	On August 17, 2022, LOR, Inc. sold 487,309 shares at a weighted average price per share of $37.1353.

●	On August 18, 2022, LOR, Inc. sold 500,000 shares at a weighted average price per share of $37.1279.

●	On August 19, 2022, LOR, Inc. sold 380,166 shares at a weighted average price per share of $36.6074.

●	On August 22, 2022, LOR, Inc. sold 750,000 shares at a weighted average price per share of $36.4131.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the Schedule 13D, as amended, for historical information. Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

(A)	Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

See the Schedule 13D, as amended, for historical information.

CUSIP No. 775711 10 4	Page 18 of 19

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ Gary W. Rollins		Date: August 26, 2022

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of RFA MANAGEMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of RCTLOR, LLC, and

As President of LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts, each in its capacity as a General Partner of
1997 RRR GRANDCHILDREN’S PARTNERSHIP

2007 GWR GRANDCHILDREN’S PARTNERSHIP

By:	/s/ Donald P. Carson	Date: August 26, 2022

Donald P. Carson, as co-trustee of the 1976 GWR Trusts, each a General Partner

CUSIP No. 775711 10 4	Page 19 of 19

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by Rollins, Inc. is being filed on behalf of each of the undersigned.

/s/ Gary W. Rollins		Date: August 26, 2022

GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of RFA MANAGEMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As President of LOR, Inc., in its capacity as Manager of RCTLOR, LLC, and

As President of LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts, each in its capacity as a General Partner of
1997 RRR GRANDCHILDREN’S PARTNERSHIP

2007 GWR GRANDCHILDREN’S PARTNERSHIP

By:	/s/ Donald P. Carson	Date: August 26, 2022

Donald P. Carson, as co-trustee of the 1976 GWR Trusts, each a General Partner